April 10, 2007

Mail Stop 4561

Mr. David Karp
Chief Financial Officer
Counterpath Solutions, Inc.
100 West Pender Street, 8th Floor
Vancouver, British Columbia, Canada
V6B 1R8

> **Re: Counterpath Solutions, Inc.**
> **Form 10-KSB for the year ended April 30, 2006**
> **Filed July 31, 2006**
> **File No. 0-50346**

Dear Mr. Karp:

We have reviewed your response letter dated April 2, 2007 and have the following additional comment. As previously stated, this comment requires amendment to the referenced filing previously filed with the Commission**.**

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Consolidated Financial Statements

Note 7 – Common Stock, page F-8

1.   We note your response to our comment. It appears that the cancellation and subsequent re-issuance of 5,127,659 shares on October 10, 2005 resulted in modifications that both extended the life and lowered the exercise price of the options. Therefore, it appears that you should have recorded as compensation expense any intrinsic value at the date of modification in excess of the amount measured at the original measurement date over the remaining future service period if the award is unvested, or immediately if the award is vested, for any employee who could benefit from the modification. Refer to Question 10 of FIN 44. In addition, since the modification involved the cancellation and re-issuance

of options with a reduced exercise price, the award must be accounted for as variable from the date of modification until the award is exercised, forfeited or expires. Refer to Question 11(a) of FIN 44. Please revise your financial statements to recognize the additional compensation expense that should have been recorded in connection with the October 10, 2005 award modification in accordance with Question 13 of FIN 44 or advise us why a revision is unnecessary.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief

cc: Virgil Z. Hlus (*via facsimile*)